787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

July 25, 2017

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,756

Dear Ms. O’Neal-Johnson:

This letter supplementally responds to your comment with respect to Post-Effective Amendment No. 1,756 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares iBonds Dec 2027 Term Corporate ETF (the “Fund”), which is a series of the Trust, to provide a completed fee table at least one week prior to the filing becoming effective. Please find attached as Annex A the fee table for the Fund.

****

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Marisa Rolland

Michael Gung

Annex A

AUGUST 2, 2017
2017 PROSPECTUS
iShares iBonds Dec 2027 Term Corporate ETF* | IBDS | NYSE ARCA
The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
*The iShares iBonds Dec 2027 Term Corporate ETF may also conduct business as the iBonds Dec
2027 Term Corporate ETF.

iSHARES® iBONDS® DEC 2027
TERM CORPORATE ETF
Ticker: IBDS Stock Exchange: [NYSE Arca]
Investment Objective
The iShares iBonds Dec 2027 Term Corporate ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. dollar-denominated, investment-grade corporate bonds maturing in 2027.
Fees and Expenses
The following table describes the fees and expenses that you will incur if you own shares of the Fund. The investment advisory agreement between iShares Trust (the
“Trust”) and BlackRock Fund Advisors (“BFA”) (the “Investment Advisory Agreement”)
provides that BFA will pay all operating expenses of the Fund, except the management fees, interest expenses, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions, distribution fees or expenses, litigation expenses and any extraordinary expenses.
You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the Example that follows:
Annual Fund Operating Expenses
(ongoing expenses that you pay each year as a
percentage of the value of your investments)
Management
Fees
Distribution and
Service (12b-1)
Fees
Other
Expenses
Total Annual
Fund
Operating
Expenses
0.10% None None 0.10%
Example. This Example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
1 Year 3 Years
$10 $32
Portfolio Turnover. The Fund may pay
transaction costs, such as
commissions, when it buys and sells
securities (or “turns over” its portfolio).
A higher portfolio turnover rate may
indicate higher transaction costs and
S-1